[LINCOLN EDUCATIONAL SERVICES CORPORATION LETTERHEAD]

May 6, 2005

VIA ELECTRONIC TRANSMISSION

Ms. Michele M. Anderson

Legal Branch Chief

Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C.  20549

Lincoln Educational Services Corporation

File No. 333-123644

Responses to SEC Comment Letter dated April 28, 2005

Dear Ms. Anderson:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below are the comments of the staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 28, 2005 relating to the Company’s registration statement on Form S-1 (File No. 333-123644) filed on March 29, 2005 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  Each comment is followed by the Company’s response to that comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof.  In this letter, all page references set forth in the Company’s responses to the staff’s comments refer to page numbers in Amendment No. 1.  To assist the staff in reviewing Amendment No. 1, we are delivering, by overnight mail to Mr. Derek Swanson, a copy of this letter (including the Annexes referred to herein) and eight bound copies of Amendment No. 1.  Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on March 29, 2005.

By its responses herein and in Amendment No. 1, the Company believes that it has addressed all of the comments of the staff of the Commission.  The Company is aware of its obligations under the Securities Act and will request in writing an acceleration of the effective date of the Registration Statement.  At such time, the Company will, pursuant to the staff’s request, furnish a letter acknowledging the matters specified in the bullet points included in the closing paragraphs of your letter dated April 28, 2005.

General

1.                          We encourage you to file all exhibits with the next amendment to your Form S-1 or otherwise furnish us drafts of the legality opinion and the underwriting agreement.  We may have additional comments upon review of those documents.

The Company will file all remaining exhibits, including the legal opinion and underwriting agreement, with subsequent pre-effective amendments.  The Company is furnishing supplementally to the staff, as Annex A, a draft of the legal opinion that it expects to file as Exhibit 5.1 to the Registration Statement.

2.                          We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range.  Please note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company acknowledges the staff’s comment and will revise the Prospectus in a subsequent pre-effective amendment to include the anticipated price range and all other information it is not entitled to omit under Rule 430A.  The Company will provide the staff with sufficient time to review the complete disclosure prior to the distribution of the preliminary Prospectus.

3.                          Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus.  Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.  See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

The Company will file graphical materials and artwork with a subsequent pre-effective amendment and will provide the staff with sufficient time to review such materials and artwork prior to the distribution of the preliminary Prospectus.

4.                          We note the growth estimate data and other figures cited throughout the document, such as those provided by the U.S. Departments of Education and Labor.  Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support.  Also provide factual support for your assertion that you are a “leading” for-profit provider of career-oriented post-secondary education based on total enrollment and number of graduates.

The Company is supplementally providing to the staff, as Annex B, the requested supporting data.  In certain instances, the disclosure in the Registration Statement has been revised in response to the staff’s comment.  The Company believes that it is reasonable to identify itself as a “leading and diversified for-profit provider of career-oriented post-secondary education as measured by total enrollment and number of graduates,” because four of its colleges/schools (Lincoln Technical Institute, Denver Automotive & Diesel College, Nashville Auto Diesel College and Cittone Institute) are identified among the schools with the largest number of students in the “Postsecondary Education Factbook, Industry Update—Fall 2004” by Legg Mason Wood Walker, Inc., which lists U.S. proprietary career colleges and schools.  Please see Annex B.

5.                          Please amend the signature page of the registration statement to include the signature of the person acting in the capacity of your controller or principal accounting officer.

The Company has amended the signature page of the Registration Statement to identify the individuals holding the positions of the Company’s Principal Executive Officer and Principal Financial and Accounting Officer.  Please see page II-5 of Part II of the Registration Statement.

Inside front cover, page i

6.                          Limit the inside cover page to the information required by Item 502 of Regulation S-K by repositioning the paragraph relating to your trademarks to another location in the registration statement.

The Company has moved the paragraph relating to trademarks to the “Business” section pursuant to the staff’s comments.  Please see page 57 of the Prospectus.

Prospectus Summary, page 1

7.                          Please delete the second sentence of the italicized introductory paragraph.  In this regard, the second sentence is not necessary because a summary, by its nature, does not contain all the information.

The Company has revised its disclosure in the Prospectus Summary pursuant to the staff’s comments.  Please see page 1 of the Prospectus.

8.                          Revise your disclosure throughout to remove unnecessary defined terms.  In this regard, please delete the fourth sentence of the introductory paragraph on page 1.  Once you make your disclosure clear from the context, you will not need to define terms such as “Lincoln,” “we,” “our” “Us,” and “the Company.”

The Company has revised its disclosure in the Prospectus Summary to remove unnecessary defined terms.  The Company believes that the third sentence in the introductory paragraph on page 1 of the Prospectus is helpful to investors because it clarifies that the terms “we,” “us,” “our” and “our company” refer to the Company both before and after its reorganization.  As a result, the Company has retained this sentence.  Please see page 1 of the Prospectus.

9.                          Please revise to clearly explain the meaning of the terms “allied health” and “the Electronic System Technology program” the first time they appear on pages 1 and 2.  For instance, you can clarify that “allied health” includes instruction to become a medical assistant or a pharmacy technician.

The Company has revised its disclosure in the Prospectus Summary pursuant to the staff’s comments.  Please see page 1 of the Prospectus.

10.                   Revise the prospectus summary and risk factors section to remove the use of unnecessary acronyms such as “LTI,” “NADC,” “DADC,” “CET,” “NETI,” “LESC,” “HEA,” “ACCSCT,” “TPPPA,” and “ACICSC” since their meanings are unclear without the benefit of an explanation.  See Securities Act Rule 421(b).  In addition, please consider deleting other unnecessary abbreviations appearing throughout the remainder of the prospectus.

The Company has revised its disclosure pursuant to the staff’s comments.

11.                   Please revise to decrease the length of your summary.  It should discuss only the key aspects of the offering and your operations.  Much of the discussion you currently include does not appear so highly material to merit inclusion in the summary.  For example, consider eliminating or substantially reducing the extensive discussion of your market opportunity, business strengths and strategy, which is more appropriate for your business section.  Also consider reducing the description of the company to one or two paragraphs summarizing your business operations.

The Company has revised its disclosure in the Prospectus Summary pursuant to the staff’s comments.  Please see pages 1 and 2 of the Prospectus.

12.                   As part of your revisions, ensure your summary disclosure provides a balanced picture of your operations and financial condition, including a brief discussion of the following:

•                  the fact that you operate in a highly regulated industry;

•                  your heavy reliance on Title IV funds, the numerous conditions placed on your ability to participate in Title IV programs, and how you have not fulfilled some of those conditions; and

•                  your receipt of a financial responsibility composite score of less than 1.0 and the placement of your institutions on “Heightened Cash Monitoring, Type 1 status.”

The Company has revised its disclosure in the Prospectus Summary pursuant to the staff’s comments.  Please see pages 2 and 3 of the Prospectus.

Market Opportunity, page 2

13.                   It appears that “career-oriented for-profit post-secondary education” is a part of the more general “for-profit post-secondary education” sector, which in turn is part of the broader market for “post-secondary education.”  As a result, revise to clarify that expenditures on and enrollment in post-secondary education generally does not necessarily reveal the market opportunity for your educational services.  In addition, include a statement that you cannot provide any assurance that you will benefit from the projected growth discussed in this section.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see page 2 of the Prospectus.

14.                   We note your citation to a Labor Department estimate that “there will be approximately 1.7 million job openings each year from 2000 to 2010 in careers related to the areas of study we offer” (emphasis added).  Please revise to identify the specific careers in which there will be an estimated 1.7 million job openings per year, and how those careers are related to the areas of study you offer.

Based on the most current data, the Company has revised the Prospectus to disclose that there will be approximately 4.5 million job openings due to growth and net replacements from 2002 to 2012 in careers related to the areas of study it offers.  Please see Annex B for data in support of this disclosure.  Because there are 20 career categories that comprise the 4.5 million job openings, the Company does not believe it would be useful to identify each of the categories in the Prospectus.

Risk Factors, page 9

15.                   Please revise your risk factor captions to clearly convey the specific risk to investors.  For example:

•                  the risk factor caption “If we or our eligible institutions do not meet the financial responsibility standards...” does not convey the fact that your company did not comply with the financial responsibility standards;

•                  the caption “We are subject to sanctions if we fail to correctly calculate and timely return Title IV Program funds...” does not indicate the potential impact those sanctions may have on your business or financial condition; and

•                  the caption “Regulatory agencies or third parties may conduct compliance reviews...” merely states a fact about you and does not convey the potential adverse effect on you.

The Company has revised the risk factors pursuant to the staff’s comments.  Please see the “Risk Factors” section of the Prospectus.

16.                   Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or be harmed.  This does not represent meaningful disclosure.  Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

The Company has revised the risk factors pursuant to the staff’s comments. Please see the “Risk Factors” section of the Prospectus.

17.                   Provide only that amount of detail necessary to understand the risk faced by investors.  In this regard, the amount of detail that you provide in several of your risk factors overwhelms the risk you are trying to convey.  See, for example, the first two risk factors.  In the first risk factor, can you do without the bullet point list of requirements that you discuss in further detail in subsequent risk factors?  Is it necessary to provide such detailed information about the three financial ratios and the calculation of the composite score to convey the risk presented in the second risk factor?  Move extraneous information and background to your business or MD&A sections, as appropriate.

The Company has revised the risk factors pursuant to the staff’s comments to provide only that amount of detail necessary to understand the risks faced by investors.  Please see the “Risk Factors” section of the Prospectus.

18.                   Please remove any mitigating language from your risk factors.  See, for example:

•                  “Although no assurance can be given, we do not believe that the actions of the DOE specified above will have a material effect...” under the heading “If we or our eligible institutions do not meet the financial responsibility standards...” (though you should consider discussing the anticipated effect of the DOE actions on your financial position in your MD&A); and

•                  “Our other institutions were not required to submit a letter of credit...” under the heading “We are subject to sanctions if we fail to correctly calculate....”

The Company has deleted mitigating language from the risk factors pursuant to the staff’s comments.  Please see pages 9 and 11 of the Prospectus.

If we or our eligible institutions do not meet the financial responsibility..., page 10

19.                   Please revise this risk factor to explain the significance to investors of your being placed on “Heightened Cash Monitoring, Type 1 status.”  Is there a risk that your business might be limited by the requirement to notify the Department of Education of “certain enumerated oversight and financial events”?  Or is there a risk that you will have to post additional letters of credit or will not be eligible to participate in Title IV programs if you continue to fail to meet the financial responsibility standards?

The Company has revised the risk factor on page 9 of the Prospectus pursuant to the staff’s comments and has included additional disclosure in the “Business” section on page 74 of the Prospectus.

20.                   In an appropriate location in the prospectus, discuss whether or not the Department of Education has calculated your financial responsibility score for the December 31, 2003 fiscal year end, and if so, the score you received.  In addition, consider explaining in your MD&A the basis for your belief that the actions taken by the Department of Education in response to your financial responsibility score will not have a material effect on your financial position or results of operations.  Also indicate whether or not the receipt of a score below 1.0 is or is likely to be a default under your new credit agreement.

The Company has revised the MD&A section of the Prospectus to disclose that the Department of Education has confirmed that the Company has received a passing composite score of 1.5 or more for 2003 and that the Department of Education has not yet reviewed the Company’s financial statements for 2004.  The Company has also included a discussion of the financial responsibility score and its belief as to why operating under “Heightened Cash Monitoring, Type 1 status,” is not expected to have an impact on its operations.  Please see pages 31 and 32 of the Prospectus.

The Company advises the staff that the receipt of a composite score below 1.0 is an event of default under the new credit agreement.  The Company has included this information on page 106 of the Prospectus.

Our institutions may lose eligibility to participate in Title IV Programs..., page 12

21.                   It appears that you discuss multiple risks under this caption:  (1) risks related to deriving more than 90% of revenues from Title IV funds; and (2) risks related to student default rates exceeding a certain threshold.  Please separate these risks into two appropriately-worded risk factor headings.

The Company has separated this risk factor into two risk factors pursuant to the staff’s comments. Please see page 11 of the Prospectus.

If regulators do not approve or delay their approval...,page 13

22.                   Indicate whether this offering is conditioned upon the receipt of the confirmation from the Department of Education.  If not, then discuss the potential risks if you proceed with the offering without such confirmation.

The Company advises the staff that it has submitted to the Department of Education a letter seeking confirmation that the offering will not constitute a change in ownership resulting in a change of control under the Department’s regulations.  The Company does not currently intend to distribute the preliminary Prospectus until has received such confirmation from the Department of Education.  The Company will update the disclosure in the Prospectus in a subsequent amendment to reflect the receipt of such confirmation.

Following the consummation of the offering, we do not anticipate..., page 21

23.                   Advise why you think the fact that you do not plan to pay dividends is a significant risk.  If retained, provide more disclosure as to the reasons why you consider this a risk.  Otherwise, delete the risk factor.

The Company has deleted this risk factor pursuant to the staff’s comments.

Anti-Takeover provisions in our certificate of incorporation..., page 21

24.                   Consider creating a separately captioned risk factor describing Lincoln Educational’s power to issue preferred stock and how that preferred stock would affect common stockholders’ voting rights, dividend rights, and rights to receive payment upon liquidation of your company, if material.

The Company has added this risk factor pursuant to the staff’s comments.  Please see page 20 of the Prospectus.

Our principal stockholder will continue to own..., page 21

25.                   Please revise this risk factor caption and discussion to clarify that your principal stockholder will have the ability to control substantially all matters requiring shareholder approval.  Also address the fact that Stonington has representatives on the company’s board of directors and thus has an added ability to influence matters, such as executive compensation.

The Company has revised its disclosure pursuant to the staff’s comments. Please see page 20 of the Prospectus.

Use of Proceeds, page 24

26.                   To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes.  Do you intend to pay down the entire amount outstanding under your credit agreement?  How much will be used to finance additional acquisitions as opposed to funding your capital expenditures such as the expansion of existing facilities?  In addition, indicate whether you currently have any agreements or understandings to make any strategic acquisitions and, if so, provide the applicable information required by Instruction 6 to Item 504 of Regulation S-K.  Finally, disclose how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option, to the extent practicable.

The Company advises the staff that it intends to use the net proceeds of this proposed offering to repay all outstanding debt under its credit agreement.  The Company intends to use the rest of the net proceeds, including any net proceeds from the sale of shares pursuant to the exercise of the underwriters’ over-allotment option, for working capital and general corporate purposes, which may include the expansion of existing facilities, strategic acquisitions and the development and introduction of new programs.  The amounts actually expended for each purchase and the timing of such expenditures will depend upon a number of factors, including the amount of cash generated by the Company’s operations.  Please see page 22 of the Prospectus.  The Company does not currently have any agreements or understandings to make any strategic acquisitions, although it continually explores opportunities.

Dilution, page 26

27.                   Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options.  Also quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see page 24 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

28.                   The Commission’s Interpretive Release no. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, requires companies to identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  For example, consider expanding your discussion of any known trends or uncertainties that could materially affect your revenues in the future, such as the potential impact of losing your eligibility to participate in Title IV programs as a result of not meeting the Department of Education’s financial responsibility standards.  As another example, address the estimated increase to your general and administrative expenses associated with the costs related to being a public company and how you intend to pay for the expenses, if material.

The Company has revised its disclosure pursuant to the staff’s comments.

Critical Accounting Policies and Estimates, page 35

Revenue recognition, page 35

29.                   Tell us what you mean by the “length of the applicable program.” Also tell us if there are any internships or externships that are required after the period of the applicable programs and if those required internships or externships are included in the period over which you recognize revenue.

The Company supplementally advises the staff that it defines the length of the applicable programs as the student’s start date through his or her graduation date.  The Company has both internships and externships that take place prior to graduation and as such are included in the Company’s recognition period.

Allowance for uncollectible accounts, page 36

30.                   Please provide quantitative disclosure on what impact a change in your estimates for allowance for doubtful accounts could have on your results of operations.  Refer to Section V of Release no. 33-8350.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see page 35 of the Prospectus.

Goodwill, page 36

31.                   Revise your disclosure regarding goodwill to disclose the estimates and assumptions used to determine the fair value of goodwill and provide a sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates.  Refer to Release no. 33-8350.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see pages 35 and 36 of the Prospectus.

Liquidity and Capital Resources, page 40

32.                   We note your belief that you will be able to meet your anticipated cash needs “for the foreseeable future.” Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.  Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

The Company has revised the liquidity and capital resources section of the Prospectus pursuant to the staff’s comments.  Please see page 40 of the Prospectus.

33.                   Also address the anticipated impact on your plans as a result of the capital expenditure covenant limits contained in your new credit agreement.

The Company has revised the investing activities section to add language describing the limitation on capital expenditures imposed by the credit facility and the impact management expects it will have on the Company’s operations. Please see page 41 of the Prospectus.

Operating Activities, page 40

34.                   Disclose the impact that the Department of Education’s “Heightened Cash Monitoring, Type 1 status,” as discussed on page F-11, could have on your liquidity.  Also, please disclose the fact that Title IV programs represented 81% of cash receipts related to revenue in 2004, and the impact not participating in those programs could have on your liquidity.

The Company has revised the liquidity and capital resources section of the Prospectus pursuant to the staff’s comments.  Please see page 40 of the Prospectus.

Contractual obligations, page 43

35.                   Disclose if interest payments on debt are included in your contractual obligations table.

The Company has added wording to the table to indicate that the amounts in the table only reflect principal payments on the debt.  Interest amounts under the credit agreement vary by the term of the underlying instrument and are not fixed in nature or timing of payment. Please see page 43 of the Prospectus.

Business, page 46

Growth Strategy, page 50

36.                   We note your brief reference to your relationship with eCollege.com on page 52.  Expand to discuss the nature of your relationship with eCollege.com and disclose the material terms of any agreements between you and eCollege.com.

The Company has expanded the disclosure to reference the nature of its relationship with eCollege.com, including the material terms of its agreements.  Please see page 52 of the Prospectus.

Faculty and Employees, page 56

37.                   Disclose the status of any negotiations to replace the collective bargaining agreements that expire this year.  Consider including a risk factor to discuss labor relations and the possible effects of work stoppages, if material.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see page 56 of the Prospectus.  The Company has not included a risk factor to discuss labor relations and the possible effects of work stoppages because the Company does not believe these risks are material.

Competition, page 56

38.                   To the extent reasonably known, provide an estimate of the number of competitors in the for-profit post-secondary education industry and quantified disclosure of your market shares in each of your markets.  See Item 101(c)(x) of Regulation S-K.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see page 57 of the Prospectus.

39.                   Please expand your discussion to clarify the types of institutions you believe are your competitors.  For example, you state that competition between career-oriented schools and traditional four-year colleges or universities is limited, but you state in a risk factor on page 17 that “our schools compete for students and faculty with traditional public and private two-year and four-year colleges and universities....”  Please revise to resolve these items.

The Company has revised the disclosure pursuant to the staff’s comments.  Please see page 57 of the Prospectus.

Legal Proceedings, page 58

40.                   Describe the nature of the relief sought in the litigation brought by the “relators” pursuant to Item 103 of Regulation S-K.

The Company has revised its disclosure pursuant to the staff’s comments.  See page 59 of the Prospectus.

Regulation of Federal Student Financial Aid Programs, page 72

41.                   Under “Compliance with Regulatory Standards and Effect of Regulatory Violations” on page 72, briefly describe how Southwestern and NADC failed to comply with the Department of Education requirements.

The Company has revised its disclosure pursuant to the staff’s comments.  Please see page 73 of the Prospectus.

Management, page 74

42.                   For those executive officers who have been employed by you for less than five years, briefly explain the nature of the responsibilities undertaken in their prior positions.  See Item 401(e) of Regulation S-K and revise the biographical sketches for Messrs. Shaw and Abrams accordingly.

The Company has revised the management biographies for Messrs. Shaw and Abrams to explain the nature of their responsibilities prior to joining the Company.  Please see page 76 of the Prospectus.

Employment-Related Agreements, page 82

43.                   To the extent possible, provide more specific disclosure about the parameters that the board or compensation committee will evaluate in determining whether cash bonuses are to be paid.  Are the bonuses based on revenue levels or earnings goals that can be expressed in qualitative terms?

The Company has revised the disclosure pursuant to the staff’s comments.  Please see page 84 of the Prospectus.

Principal and Selling Stockholders, page 98

44.                   Revise to provide the beneficial ownership information as of the most recent date practicable in accordance with Item 403 of Regulation S-K.

The Company has revised its disclosure pursuant to the staff’s comments.

45.                   Given your disclosure in footnotes 16-18 that Messrs. Michas, Burke and Hart may be deemed to beneficially own the shares held by Back to School Acquisition, LLC, and Hart Capital, LLC, please revise the table to attribute beneficial ownership of those shares to them.

The Company has revised its disclosure pursuant to the staff’s comments.

46.                   It appears that Stonington Partners, Inc. II is affiliated with Stonington Corp., a registered broker-dealer.  Please revise your table to disclose which of the selling stockholders are affiliates of broker-dealers.  For each stockholder identified as an affiliate of a broker-dealer, disclose (1) whether or not the seller purchased in the ordinary course of business; and (2) whether or not, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If you cannot provide this representation for each affiliate, tell us in your response letter.

Stonington Partners, Inc. II and its affiliates are not affiliated with Stonington Corp.  The Company has been informed that none of Stonington Partners, Inc. II and its affiliates are registered broker-dealers.  No other selling stockholder is affiliated with a broker-dealer.

Underwriting, page 110

47.                   Revise the underwriters’ compensation table so that it complies with the requirements of Item 508(e) of Regulation S-K and its instructions.  In this regard, the table should indicate the amount of the discounts and commissions to be paid by the selling shareholders separate from the company.

The Company has revised its disclosure in the “Underwriting” section of the Prospectus pursuant to the staff’s comments.  Please see page 112 of the Prospectus.

Reserved Shares, page 111

48.                   We note that you plan to reserve shares for certain business associates, employees, and other persons.  Please describe in your response letter the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering.  For example, tell us how the prospective recipients and number of reserved shares are determined.  Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used.  Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you.  How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Provide us with copies of all written communications with prospective purchasers about the directed share program.

At the request of the Company, the underwriters will reserve shares of common stock (the “Stock”) for sale to certain employees and associates of the Company (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”).  The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee.  Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public.  Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

Print and Mail Method

Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”).  The package of materials includes a copy of the preliminary Prospectus and a phone number which the Invitee may call if he or she has any questions concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date.  The CEO Letter also contains the legend set forth in Rule 134.

The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile.  It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary Prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind.  It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790.  Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and elicits certain personal information necessary for the administration of the Program.

In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date.  Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock.  All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees.  This allocation is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase.  The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company).  The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares.  If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program.  If the Invitee agrees to purchase Stock, a copy of the final Prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee are handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering.  Invitees are not subject to a lock-up as a condition of their participation in the Program.

Print Suppression (E-mail) Method

Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest.  Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package.  Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen.  The log-in screen would contain, among other things, the legend set forth in Rule 134.  The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

The Deal Sketch page indicates the status of the Program at the time the Invitee logs in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc.  It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering.  The Invitee is advised to read the CEO Letter by clicking on the appropriate button.  The CEO Letter advises the Invitee to review the preliminary Prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary Prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button.  In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date.  The CEO Letter also contains the Rule 134 legend, and a series of Frequently Asked Questions about the Program, along with the answers to those questions.  If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method.  Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

A copy of the latest draft of the Program materials, along with draft screen shots of the Log In Page and the Deal Sketch page, is being provided supplementally for your review as Annex C.  Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

No Sales of Similar Securities, page 111

49.                   We note in the risk factor on page 20 that Merrill Lynch may release the securities from the restrictions contained in the lock-up agreement at any time.  Revise to disclose what factors the underwriters will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares.  Furthermore, disclose how many shares are subject to the lock-up.

The Company has revised its disclosure in the “Risk Factors” and “Underwriting” sections of the Prospectus pursuant to the staff’s comments.  Please see pages 19 and 113 of the Prospectus.

Electronic Distributions, page 113

50.                   You state that “certain of the underwriters may be facilitating Internet distribution for this offering to certain of its Internet subscription customers.”  Identify in your response letter any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us.  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act.  In particular, please address:

•                  the communications used;

•                  the availability of the preliminary prospectus;

•                  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•                  the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet.  If so, identify the party and the web site, describe the material terms of your agreement, and provide us with a copy of any written agreement.  Provide us also with copies of all information concerning your company or prospectus that have appeared on their website.  Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet.  If so, tell us when.  If not, tell us if they intend to do so.  In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Merrill Lynch and Harris Nesbitt Corp. intend to engage in electronic distribution of the shares.

Merrill Lynch informed the Company that it has two electronic systems in place, “i-Deal” and “IPO Center,” and that Kristina Schillinger, Esq. of the Commission has reviewed both systems’ procedures.  The Company has been advised by Merrill Lynch that they continue to employ the same procedures as those reviewed by Ms. Schillinger.

Harris Nesbitt Corp. will post the offering in the “IPO Center” on the website of its affiliate, Harrisdirect, (http://www.Harrisdirect.com).  The Company has been advised by Harris Nesbitt Corp. that, during November of 1999, the Commission reviewed DLJdirect’s procedures regarding IPOs and cleared such procedures.  Further inquiries about Harrisdirect, formerly CSFBdirect and DLJdirect, should be directed to Jennifer Ours (202.942.1838) or Kristina Schillinger in the Corporate Finance Division of the Commission.  Please note that, as a result of corporate mergers, DLJdirect was subsequently renamed CSFBdirect in October 2000 and CSFBdirect was subsequently renamed Harrisdirect in February 2002.  The procedures, emails and website of Harrisdirect in regards to the distribution of IPOs are the same as DLJdirect – only the corporate name has changed.

Banc of America Securities LLC has advised the Company that it may deliver the preliminary Prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on "i-Deal" website. The Company has been advised that the Commission has not yet reviewed these electronic procedures with respect to Banc of America Securities LLC. No preliminary Prospectus will be delivered electronically until a preliminary Prospectus has been prepared and filed with the Staff in conformity with the Securities Act. The electronic version of the preliminary Prospectus shall be identical to the copy filed with the Staff. Electronic versions of the preliminary Prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically. These customers may also request a hard copy of the preliminary Prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time. Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final Prospectus to its customers.

Notwithstanding the above, neither the Company nor the underwriters have any arrangements with a third party to host or access the Company’s preliminary Prospectus on the Internet.  If and when the Company becomes aware that any underwriter plans to enter into such an arrangement, the Company will provide the staff with the information requested.

Merrill Lynch and Harris Nesbitt Corp. plan to make copies of the preliminary Prospectus available on their respective Internet Web sites. Banc of America Securities LLC will make an electronic Prospectus available on a third-party Internet Web site. The preliminary Prospectus will not be made available electronically until after the preliminary Prospectus is filed with the Commission and hard copies of the preliminary Prospectus are distributed to investors.

Other Relationships, page 113

51.                   Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that the NASD has cleared the amount of compensation to be allowed or paid to the underwriters.

The Company acknowledges the staff’s comment and will provide the staff with a copy of the letter or a call from the NASD informing the staff that the NASD has cleared the amount of compensation to be allowed or paid to the underwriters.

Notes to Consolidated Financial Statement for the Years ended December 31, 2002, 2003 and 2004

Note 1. Summary of Significant Accounting Policies

Property, Equipment and Facilities, page F-7

52.                   Disclose your accounting policy for impairment of long-lived assets.

The Company has revised the footnotes to disclose the Company’s accounting policy for impairment of long-live assets.

Goodwill and other intangible assets, page F-8

53.                   Tell us what your reporting units are and the method you used to determining the fair value of the reporting units in testing goodwill for impairment.  Tell how you allocated goodwill amongst the reporting units.

In accordance with SFAS No. 142, the Company tests goodwill for impairment annually using a two-step process that begins with an estimation of the fair value of a reporting unit.  As prescribed by SFAS No. 142, the Company has defined a reporting unit as an operating segment for which discreet financial information is available and which is used by management to run the operations of the Company.  Accordingly, the Company has determined that its reporting units are its schools.  Goodwill has been allocated to each reporting unit based upon the difference of each reporting unit’s purchase price over the fair value of the net assets acquired, as determined based upon an independent valuation.

In light of the Company’s contemplated public offering, along with the market experience of the Company’s principal stockholders and management, the Company believes that the most appropriate determination of fair value for each reporting unit is a market approach, which takes into consideration peer company multiples of revenues and earnings before interest, taxes, depreciation and amortization, or “EBITDA,” discounted for lack of marketability.

54.                   In a separate footnote to your financial statements comply with the disclosure requirements in paragraphs 44 and 45 of SFAS No. 142, “Goodwill and Other Intangible Assets.”

                                    The Company has added a separate footnote to the financial statements to comply with the disclosure requirements of paragraphs 44 and 45 of SFAS No. 142, Goodwill and Other Intangible Assets.

Concentration of Credit Risk, page F-8

55.                   Please disclose here or in a separate footnote the specific factors you consider in determining your allowance for doubtful accounts.  Please include your consideration of in-school students, out-of-school students, and accounts receivable aging schedules.  Also tell us the factors behind the increased write-offs of receivables in 2004 as disclosed on your valuation schedule.

The Company has added an additional footnote to describe its methodology of reserving for bad debts, which is based on the Company’s prior collection history giving account to a student’s status as well as their expected future status.  Thus, the Company’s methodology establishes reserves for both in-school students, students who have interrupted and students who have graduated owing the Company a balance.  The Company’s methodology is supported by detailed historical analyses which have tracked groups of students commencing at the time of their enrollment through to their ultimate outcome.  Further, the Company wishes to advise to the staff that its bad debt percentage as a percentage of revenue was 4.1%, 3.7% and 3.5%, respectively, for the years ended December 31, 2002, 2003 and 2004.  Thus the increase in bad debt expense and write-offs in 2004 highlighted in the Company’s valuation schedule is a function of higher enrollment and revenues.

Note 3. Financial Aid and Regulatory Compliance

Regulatory Compliance, page F-11

56.                   Tell us if the Department of Education has calculated your composite scores for 2003 and how they compare to your calculation for 2003.

The Department of Education has not provided the Company with the Company’s composite scores for 2004.  They have, however, confirmed that the Company has received a passing composite score of 1.5 or more for 2003.

Note 5. Business Acquisitions, page F-12

57.                   Tell us the factors you considered in valuing other intangibles in your business acquisitions.  Also tell us why you believe your acquired trade names have an indefinite life and should not be amortized.

In connection with each acquisition, the Company hires an independent valuation specialist to assist management in determining the fair value of the assets acquired.  A determination of the value ascribed to each identified intangible asset is performed taking into consideration the business purpose for the acquisition and other relevant factors.

In accordance with SFAS No. 142, the Company does not amortize the value it assigns to trade names if at the time of purchase the trade name is deemed to have an indefinite life.  Factors considered by the Company in making that determination include the history of the school or trade name and the recognition it has established in the market place.  The Company’s independent valuations indicate that the trade names the Company acquired are well known in each respective school’s market.  As a result of its valuation, the Company deems a trade name to have an indefinite life if at the time of its assessment it is expected to contribute cash flows indefinitely.

Note 9. Stockholders’ Equity, page F-17

58.                   Tell us if your method used for determining the fair value of your options is a market, income, or asset-based approach.

Also, revise your stockholders’ equity footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•                  for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts); and

•                  whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

Further, since it appears that the fair value of your common stock was determined by a related party, you should provide enhanced disclosures to investors because reliance has been placed on an internally generated valuation rather than by an independent third-party specialist.  Accordingly, please revise Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the following information:

•                  a discussion of the significant factors, assumptions, and methodologies used in determining the fair value of your common stock;

•                  a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

•                  the valuation method you employed and the reason that management chose not to obtain a valuation from an unrelated valuation specialist.

The Company utilizes a market based approach to determine the fair market value of stock options granted.  The fair value of stock options granted during 2004, was based upon the Company’s expected valuation in the public market based upon peer company comparisons of market multiples and based upon consultation with its advisors.  All options granted during 2004, were granted and valued contemporaneously based upon the Company’s anticipated IPO price.

The Company also believes the additional information requested by the staff has already been disclosed in footnote 10 to the financial statements.  In footnote 10, the Company has disclosed the weighted average shares granted during 2004 as well as the weighted average exercise price.  Nevertheless, the Company wishes to provide the staff supplementally with the additional information requested.

The following is a list of all equity instruments granted during 2004 and their indicated fair value and exercise price.

Date	Shares	Exercise Price	Fair Value

January-04	57,500	22.50	22.50
March-04	11,500	25.00	25.00
June-04	40,000	25.00	25.00
August-04	20,000	25.00	25.00

	128,500

The Company has revised the MD&A section of the Prospectus to include a discussion of the significant factors, assumptions and methodologies used in determining the fair value of its common stock.

Note 13. Segment Reporting, page F-25

59.                   It appears that you concluded that all of the campuses have similar economic characteristics and therefore you can aggregate them in one reportable segment under the guidance of paragraph 17 of SFAS 131.  Demonstrate how you concluded that the destination schools have similar economic characteristics than the rest of your campuses.

The Company has concluded that all of its campuses have similar economic characteristics and that it therefore can aggregate them in one reportable segment under the guidance of paragraph 17 of SFAS 131.  The Company’s conclusions are based on the fact that the only difference between its regular schools and its destination schools is the fact that the destination schools provide students with housing.  The destination schools provide the same products and services that are offered at non-destination schools; all of the Company’s schools share the same processes; the Company utilizes the same methods to distribute its products and services to all of its students; and all of its schools are subject to the same regulatory environment.  Thus, management does not see any difference among the economic characteristics of the Company’s schools.

If you have any questions concerning the matter referred to in this letter, please call the undersigned at

(973) 736-9340 or counsel to the Company, Rohan S. Weerasinghe of Shearman & Sterling LLP, at (212) 848-7088.

Very truly yours,

/s/ David F. Carney

cc:	Robert Carroll
Kyle Moffat
Derek Swanson, Esq.
(Securities and Exchange Commission)

Rohan S. Weerasinghe, Esq.
(Shearman & Sterling LLP)